UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: May 17, 2018

Commission file number 1-32479
_________________________

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner
Date: May 17, 2018	By:	/s/ Edith Robinson
Edith Robinson Secretary

TEEKAY LNG PARTNERS REPORTS
FIRST QUARTER 2018 RESULTS

Highlights

•
Reported GAAP net loss attributable to the partners and preferred unitholders of $6.9 million (impacted by a tax indemnification provision and write-down of conventional oil tankers) and adjusted net income attributable to the partners and preferred unitholders(1) of $22.1 million in the first quarter of 2018.

•	Generated distributable cash flow(1) of $35.3 million, or $0.44 per common unit, and total cash flow from vessel operations(1) of $117.6 million in the first quarter of 2018.

•	Since the beginning of 2018, the Partnership has taken delivery of four LNG carrier newbuildings, all on long-term charters, and one mid-sized LPG carrier newbuilding.

•	Re-chartered the Arctic Spirit and Polar Spirit LNG carriers for four years and one year, respectively, and extended the charter on the Torben Spirit LNG carrier until December 2018.

•
In May 2018, refinanced an outstanding debt facility of $58 million due in 2018 with a new $90 million long-term debt facility secured by seven mid-sized LPG carriers trading in the Teekay Multigas Pool.

Hamilton, Bermuda, May 17, 2018 - Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended March 31, 2018.

	Three Months Ended
	March 31, 2018	December 31, 2017	March 31, 2017
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Voyage revenues	115,306	126,307	101,180
Income from vessel operations	25,142	62,378	46,078
Equity income	26,724	2,992	5,887
Net (loss) income attributable to the partners and preferred unitholders	(6,894)	39,877	29,057
NON-GAAP FINANCIAL COMPARISON
Total cash flow from vessel operations (CFVO) (1)	117,595	126,833	109,211
Distributable cash flow (DCF) (1)	35,341	52,054	43,227
Adjusted net income attributable to the partners and preferred unitholders (1)	22,058	33,972	21,093
(1) These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay LNG Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekaylng.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

GAAP net (loss) income was impacted for the three months ended March 31, 2018, compared to the same quarter of the prior year, by various items, including: a provision relating to a potential tax indemnification guarantee liability, the write-down of three conventional tankers in the first quarter of 2018, and restructuring charges incurred in association with the sale of a conventional tanker in the first quarter of 2018, which were partially offset by an increase in unrealized gains on derivative instruments.

In addition, GAAP net (loss) income and non-GAAP adjusted net income were positively impacted by the deliveries of seven liquefied natural gas (LNG) and three liquefied petroleum gas (LPG) carrier newbuildings between February 2017 and February 2018 and the commencement of short-term charter contracts for certain of the vessels in the Partnership’s 52 percent-owned joint venture with Marubeni Corporation (the Teekay LNG-Marubeni Joint Venture). These increases were partially offset by the sale of a conventional tanker and an LPG carrier in the first quarter of 2018, lower rates earned in 2018 on two conventional tankers upon the expiration of their fixed-rate charter contracts in 2017, and lower rates earned in 2018 on six LPG carriers upon the termination of their previous charter contracts.

CEO Commentary

“The results for the first quarter of 2018 included certain non-recurring items relating to a tax indemnification guarantee liability and lower utilization on some of our LPG carriers as they are transitioning into our Teekay Multigas Pool,” commented Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd. “Despite these items, we continue to generate stable cash flows and I am pleased to report that since releasing our earnings in mid-February, we have made significant progress on various initiatives across the organization.”
“We have continued to take delivery of vessels on schedule as part of the world’s largest LNG carrier newbuilding orderbook. In addition, we recently completed another 2018 refinancing and are making significant progress on the remaining refinancings, which are on track to be completed within the third quarter of 2018. Finally, the Partnership successfully re-chartered the Arctic Spirit and Polar Spirit LNG carriers for four years and one year, respectively, upon their redeliveries from Teekay Corporation in May and March of this year. These new charter contracts, which will service the fast-growing LNG import market in China, will add further stability to Teekay LNG’s market-leading portfolio of forward fixed-rate revenues. Looking ahead, we are excited by the strong LNG demand fundamentals and our position as one of the world’s largest LNG transportation companies.”
Mr. Kremin continued, “Over the past seven months, we have taken delivery of only seven vessels out of our total LNG newbuilding program of 18 LNG carriers and a regasification terminal and therefore, a significant portion of the incremental $310 million of annual cash flow from vessel operations we expect to generate from this program when fully delivered, has not yet been reflected in our financial results. As the remaining newbuildings deliver through early-2020, which are all contracted on long-term charters, we expect further cash flow growth and natural delevering of our balance sheet.”
Summary of Recent Events
LNG and LPG Mid-sized Carrier Newbuilding Deliveries

In January 2018, the Partnership’s 50 percent-owned joint venture with China LNG Shipping (Holdings) Limited (China LNG) (the Yamal LNG Joint Venture) took delivery of its first ARC7 LNG carrier newbuilding, the Eduard Toll, which immediately commenced its 28-year charter contract with the Yamal LNG project.

In January 2018, the Partnership’s 30 percent-owned joint venture with China LNG and CETS (an affiliate of China National Offshore Oil Corporation (CNOOC)) took delivery of one LNG carrier newbuilding, the Pan Americas, which immediately commenced its 20-year charter contract with Royal Dutch Shell (Shell).

In February and May 2018, the Partnership took delivery of two M-Type, Electronically Controlled, Gas Injection (MEGI) LNG carrier newbuildings, the Magdala and Myrina, both of which immediately commenced their respective charter contracts with Shell ranging between six and eight years in duration, plus extension options.

In March 2018, the Partnership’s 50 percent-owned joint venture with Exmar NV (the Exmar LPG Joint Venture) took delivery of its seventh LPG carrier newbuilding, the Kapellen, which is currently trading in the spot market.

Re-chartering Activities

In March 2018, upon the scheduled redelivery from Teekay Corporation, the Partnership re-chartered the Polar Spirit to an Asian-based energy company for a period of approximately three months and then subsequently secured forward employment beginning in July 2018 for nine months with a subsidiary of Petroliam Nasional Berhad (Petronas). In addition, the Partnership secured a four-year charter contract for the Arctic Spirit, also with a subsidiary of Petronas, which commenced immediately upon redelivery from Teekay Corporation in May 2018.

In May 2018, the Partnership agreed to a six-month charter extension of the Torben Spirit MEGI LNG carrier to a major energy company out to December 2018.

Teekay Nakilat Capital Lease

The Partnership owns a 70 percent interest in Teekay Nakilat Corporation (the Teekay Nakilat Joint Venture), which wholly owns a subsidiary which was the lessee under three separate 30-year capital lease arrangements for three LNG carriers (the RasGas II LNG Carriers). Under the terms of these leases, the lessor claimed tax depreciation on the capital expenditures incurred to acquire these vessels and paid the lessee an upfront benefit in the amount of $60.9 million at the lease inception. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases in 2006 and subsequently adjusted to maintain the lessor's agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leases of the RasGas II LNG Carriers; however, it remained obligated to the lessor for changes in tax treatment.

The UK taxing authority (HMRC) has challenged the use by third parties of similar lease structures in the UK courts. One of those challenges was eventually decided in favor of HMRC, with the lessor and lessee choosing not to appeal further. This case concluded that capital allowances are not available to lessors. On the basis of this conclusion, HMRC is now asking lessees on other leases, including the Teekay Nakilat Joint Venture, to accept that capital allowances are not available to their lessors. Under the terms of the lease, the lessor is entitled to make a determination that additional rentals are due, even where a court has not made a determination on whether capital allowances are available or where discussions are otherwise ongoing with HMRC on the matter (such that additional rental paid may be rebated in due course if the final tax position is not as determined by the lessor). On May 10, 2018, the lessor made a determination that additional rentals are due under the leases. As a result, during the three months ended March 31, 2018, the Teekay Nakilat Joint Venture has recognized an additional tax indemnification guarantee liability of $53.0 million for a total liability of $65.6 million (46.9 million GBP) as at March 31, 2018. The Teekay Nakilat Joint Venture is in discussions with HMRC in relation to the correct tax treatment to be applied to the leases and with the lessor regarding the timing and amount of this potential liability for additional rentals.

Debt Financing Update

In May 2018, the Partnership refinanced an outstanding debt facility of $58 million maturing in 2018 and secured by five mid-sized LPG carriers, with a new $90 million long-term debt facility maturing in 2024 and secured by seven mid-sized LPG carriers.

Operating Results
The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices C through E for further details).

	Three Months Ended
	March 31, 2018			March 31, 2017
(in thousands of U.S. Dollars)	(unaudited)			(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Voyage revenues	105,049	10,257	115,306	88,947	12,233	101,180
Income (loss) from vessel operations	44,545	(19,403)	25,142	43,336	2,742	46,078
Equity income	26,724	—	26,724	5,887	—	5,887
NON-GAAP FINANCIAL COMPARISON
CFVO from consolidated vessels(i)	73,498	1,506	75,004	71,783	5,379	77,162
CFVO from equity-accounted vessels(i)	42,591	—	42,591	32,049	—	32,049
Total CFVO(i)	116,089	1,506	117,595	103,832	5,379	109,211

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Liquefied Gas Segment

Income from vessel operations and CFVO from consolidated vessels for the three months ended March 31, 2018, compared to the same quarter of the prior year, increased primarily due to the deliveries of four LNG carrier newbuildings, the Torben Spirit, Macoma, Murex and Magdala between February 2017 and February 2018. This increase was partially offset by lower rates earned by six of the Partnership's LPG carriers following the Partnership's termination of their charter contracts due to non-payment by the charterer.

Equity income and CFVO from equity-accounted vessels increased for the three months ended March 31, 2018, compared to the same quarter of the prior year, primarily due to higher fleet utilization in the Teekay LNG-Marubeni Joint Venture since certain of the joint venture’s vessels commenced short-term charter contracts; the delivery of the Eduard Toll ARC 7 LNG carrier in January 2018 to the Yamal LNG Joint Venture; the deliveries of the Pan Asia and Pan Americas LNG carriers in October 2017 and January 2018, respectively, in the Partnership’s 30-percent owned joint venture with China LNG and CETS; and the deliveries of three LPG carriers in the Exmar LPG Joint Venture. These increases were partially offset by the sale of the Courcheville LPG carrier in January 2018; lower rates earned in the Exmar LPG Joint Venture; and the sale of the S/S Excelsior LNG carrier in the Partnership’s 50-percent owned joint venture with Exmar NV (the Excelsior Joint Venture) in January 2018. Equity income was also positively impacted by an increase in net unrealized gains on designated and non-designated derivative instruments in our equity-accounted vessels and a gain recorded on the Partnership’s sale in January 2018 of its 50-percent owned investment in the Excelsior Joint Venture.

Conventional Tanker Segment

(Loss) income from vessel operations and CFVO from consolidated vessels for the three months ended March 31, 2018, compared to the same quarter of the prior year, were impacted primarily by the sale of the Teide Spirit in February 2018 and associated restructuring charges as a result of the sale; and lower rates earned in 2018 on the African Spirit and European Spirit upon the expiration of their fixed-rate charter contracts in 2017. Loss from vessel operations for the three months ended March 31, 2018 was also impacted by write-downs of the Alexander Spirit, African Spirit and European Spirit conventional tankers to their current estimated fair values.

Teekay LNG's Fleet
The following table summarizes the Partnership’s fleet as of May 17, 2018, excluding the Partnership’s 30 percent interest in a regasification facility currently under construction:

	Number of Vessels
	Owned and In-Chartered Vessels(i)	Newbuildings	Total
LNG Carrier Fleet	38(ii)	11(iii)	49
LPG/Multigas Carrier Fleet	27(iv)	2(v)	29
Conventional Tanker Fleet	4(vi)	—	4
Total	69	13	82

(i)	Owned vessels includes vessels accounted for as vessels related to capital leases.

(ii)	The Partnership’s ownership interests in these vessels range from 30 percent to 100 percent.

(iii)	The Partnership's ownership interests in these newbuildings, range from 20 percent to 100 percent.

(iv)	The Partnership’s ownership interests in these vessels range from 50 percent to 99 percent.

(v)	The Partnership’s ownership interests in these newbuildings is 50 percent.

(vi)	Two of the Partnership's conventional tankers are classified as held for sale.

Liquidity
As of March 31, 2018, the Partnership had total liquidity of $463.5 million (comprised of $197.0 million in cash and cash equivalents and $266.5 million in undrawn credit facilities).

Conference Call
The Partnership plans to host a conference call on Thursday, May 17, 2018 at 11:00 a.m. (ET) to discuss the results for the first quarter of 2018. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

▪	By dialing (800) 289-0438 or (647) 484-0478, if outside North America, and quoting conference ID code 7883830.

▪	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying First Quarter 2018 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay LNG Partners L.P.
Teekay LNG Partners is one of the world's largest independent owners and operators of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fee-based charter contracts through its interests in 49 LNG carriers (including 11 newbuildings), 29 LPG/Multigas carriers (including two newbuildings) and four conventional tankers. The Partnership's interests in these vessels range from 20 to 100 percent. In addition, the Partnership owns a 30 percent interest in a regasification facility, which is currently under construction. Teekay LNG Partners is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.
Teekay LNG Partners’ common units and preferred units trade on the New York Stock Exchange under the symbols “TGP”, “TGP PR A” and “TGP PR B”, respectively.
For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow from Vessel Operations, Adjusted Net Income, and Distributable Cash Flow, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management.
Non-GAAP Financial Measures

Cash Flow from Vessel Operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, losses on the sales of vessels and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on a derivative charter contract. CFVO from Consolidated Vessels represents CFVO from vessels that are consolidated on the Partnership’s financial statements. CFVO from Equity-Accounted Vessels represents the Partnership’s proportionate share of CFVO from its equity-accounted vessels. The Partnership does not control its equity-accounted vessels and as a result, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entities in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of such distributions to the Partnership and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO from Equity-Accounted Vessels may not be available to the Partnership in the periods such CFVO is generated by its equity-accounted vessels. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices D and E of this release for reconciliations of these non-GAAP financial measures to income from vessel operations and income from vessel operations of equity-accounted vessels, respectively, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.
Adjusted Net Income excludes items of income or loss from GAAP net (loss) income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, and refer to footnote (3) of the Consolidated Statements of (Loss) Income for a reconciliation of adjusted equity income to equity income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.
Distributable Cash Flow (DCF) represents GAAP net income adjusted for an additional tax indemnification guarantee liability, depreciation and amortization expense, deferred income tax and other non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, ineffectiveness for derivative instruments designated as hedges for accounting purposes, distributions relating to equity financing of newbuilding installments, distributions relating to preferred units, adjustments for direct financing leases to a cash basis and foreign exchange related items, including the Partnership’s proportionate share of such items in equity-accounted for investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Teekay LNG Partners L.P.
Consolidated Statements of (Loss) Income
(in thousands of U.S. Dollars, except units outstanding)

	Three Months Ended
	March 31,	December 31	March 31,
	2018	2017	2017
	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	115,306	126,307	101,180

Voyage expenses	(5,801)	(4,303)	(1,437)
Vessel operating expenses	(28,467)	(27,026)	(23,388)
Depreciation and amortization	(29,267)	(27,651)	(26,120)
General and administrative expenses	(6,571)	(4,949)	(4,157)
Write-down of vessels(1)	(18,662)	—	—
Restructuring charges(2)	(1,396)	—	—
Income from vessel operations	25,142	62,378	46,078

Equity income(3)	26,724	2,992	5,887
Interest expense	(24,706)	(23,333)	(16,988)
Interest income	914	880	854
Realized and unrealized gain on non-designated derivative instruments(4)	8,001	3,066	1,187
Foreign currency exchange loss(5)	(1,273)	(2,436)	(3,568)
Other (expense) income(6)	(52,582)	424	391
Net (loss) income before tax expense	(17,780)	43,971	33,841
Income tax (expense) recovery	(779)	319	(157)
Net (loss) income	(18,559)	44,290	33,684

Non-controlling interest in net (loss) income	(11,665)	4,413	4,627
Preferred unitholders’ interest in net (loss) income	6,425	5,541	2,812
General Partner’s interest in net (loss) income	(272)	687	525
Limited partners’ interest in net (loss) income	(13,047)	33,649	25,720
Weighted-average number of common units outstanding:
• Basic	79,637,607	79,626,819	79,590,153
• Diluted	79,637,607	79,839,231	79,690,391
Total number of common units outstanding at end of period	79,687,499	79,626,819	79,626,819

(1)
The African Spirit and European Spirit were classified as vessels held for sale upon the expiration of their time-charter contracts in 2017. The Partnership recorded an aggregate write-down of $5.7 million for the three months ended March 31, 2018 on these two conventional tankers since the estimated fair values of these vessels have decreased. In addition, the Partnership recorded a write-down of $13.0 million relating to the Alexander Spirit conventional tanker to its estimated fair value, using an appraised value. This was as a result of changes in the Partnership's expectations of the vessel's future opportunities once its current contract ends in 2019.

(2)	In February 2018, the Teide Spirit, was sold and as a result of this sale, the Partnership recorded restructuring charges of $1.4 million relating to seafarer severance costs.

(3)
The Partnership’s proportionate share of items within equity income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income, the Partnership believes the resulting adjusted equity income is a normalized amount that can be used to better evaluate the financial performance of the Partnership’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended
	March 31,	December 31	March 31,
	2018	2017	2017
Equity income	26,724	2,992	5,887
Proportionate share of unrealized gain on non-designated derivative instruments	(8,221)	(4,404)	(1,784)
Proportionate share of ineffective portion of hedge-accounted interest rate swaps	(3,259)	566	(543)
Proportionate share of write-down and loss on sale of vessel	257	5,500	—
Gain on sale of equity-accounted investment	(5,563)	—	—
Proportionate share of other items	128	191	30
Equity income adjusted for items in Appendix A	10,066	4,845	3,590

(4)
The realized (losses) gains on non-designated derivative instruments relate to the amounts the Partnership actually paid or received to settle non-designated derivative instruments and the unrealized gains (losses) on non-designated derivative instruments relate to the change in fair value of such non-designated derivative instruments, as detailed in the table below:

	Three Months Ended
	March 31,	December 31	March 31,
	2018	2017	2017
Realized (losses) gains relating to:
Interest rate swap agreements	(4,478)	(5,012)	(4,675)
Interest rate swaption agreements termination	—	—	395
Toledo Spirit time-charter derivative contract	309	152	15
	(4,169)	(4,860)	(4,265)
Unrealized gains (losses) relating to:
Interest rate swap agreements	11,898	8,182	4,302
Interest rate swaption agreements	2	518	30
Toledo Spirit time-charter derivative contract	270	(774)	1,120
	12,170	7,926	5,452
Total realized and unrealized gains on non-designated derivative instruments	8,001	3,066	1,187

(5)
For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rates at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of (Loss) Income.

Foreign currency exchange loss includes realized losses relating to the amounts the Partnership paid to settle the Partnership’s non-designated cross-currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Kroner (NOK) denominated unsecured bonds. Foreign currency exchange loss also includes unrealized gains (losses) relating to the change in fair value of such derivative instruments, partially offset by unrealized gains (losses) on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended
	March 31,	December 31	March 31,
	2018	2017	2017
Realized losses on cross-currency swaps	(1,384)	(2,125)	(3,537)
Unrealized gains (losses) on cross-currency swaps	22,334	(9,081)	2,699
Unrealized (losses) gains on revaluation of NOK bonds	(17,487)	7,760	(606)

(6) The Partnership owns a 70 percent interest in the Teekay Nakilat Joint Venture, which wholly owns a subsidiary which was the lessee under three separate 30-year capital lease arrangements with a third party for the RasGas II LNG Carriers. Under the terms of these leases, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels and paid the lessee an upfront benefit in the amount of $60.9 million at the lease inception. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases in 2006 and subsequently adjusted to maintain the lessor's agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leases of the RasGas II LNG Carriers; however, it remained obligated to the lessor for changes in tax treatment.

HMRC has been challenging the use by third parties of similar lease structures in the UK courts. One of those challenges was eventually decided in favor of HMRC, with the lessor and lessee choosing not to appeal further. This case concluded that capital allowances are not available to the lessor. On the basis of this conclusion, HMRC is now asking lessees on other leases, including the Teekay Nakilat Joint Venture, to accept that capital allowances are not available to their lessors. Under the terms of the Teekay Nakilat Joint Venture lease, the lessor is entitled to make a determination that additional rentals are due, even where a court has not made a determination on whether capital allowances are available or where discussions are otherwise ongoing with HMRC on the matter (such that additional rentals paid may be rebated in due course if the final tax position is not as determined by the lessor). On May 10, 2018, the lessor made a determination that additional rentals are due under the leases. As a result, during the three months ended March 31, 2018, the Teekay Nakilat Joint Venture recognized an additional tax indemnification guarantee liability of $53.0 million for a total liability of $65.6 million (46.9 million GBP) as at March 31, 2018. The Teekay Nakilat Joint Venture is in discussions with HMRC in relation to the correct tax treatment to be applied to the leases and with the lessor regarding the timing and amount of this potential liability for additional rentals.

Teekay LNG Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at March 31,	As at December 31,
	2018	2017
	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	197,007	244,241
Restricted cash – current	19,256	22,326
Accounts receivable	22,561	24,054
Prepaid expenses	6,209	6,539
Vessels held for sale	28,000	33,671
Current portion of derivative assets	1,919	1,078
Current portion of net investments in direct financing leases	10,676	9,884
Advances to affiliates	5,621	7,300
Other current assets	3,972	—
Total current assets	295,221	349,093
Restricted cash – long-term	67,032	72,868
Vessels and equipment
At cost, less accumulated depreciation	1,388,434	1,416,381
Vessels related to capital leases, at cost, less accumulated depreciation	1,213,748	1,044,838
Advances on newbuilding contracts	407,211	444,493
Total vessels and equipment	3,009,393	2,905,712
Investment in and advances to equity-accounted joint ventures	1,087,877	1,094,596
Net investments in direct financing leases	482,946	486,106
Derivative assets	18,459	6,172
Intangible assets – net	58,864	61,078
Goodwill – liquefied gas segment	35,631	35,631
Other assets	8,165	8,043
Total assets	5,063,588	5,019,299

LIABILITIES AND EQUITY
Current
Accounts payable	1,995	3,509
Accrued liabilities	119,404	45,757
Unearned revenue	19,770	25,873
Current portion of long-term debt	524,166	552,404
Current obligations related to capital leases	82,652	106,946
In-process contracts	6,163	7,946
Current portion of derivative liabilities	62,586	79,139
Advances from affiliates	11,984	12,140
Total current liabilities	828,720	833,714
Long-term debt	1,235,722	1,245,588
Long-term obligations related to capital leases	1,018,416	904,603
Other long-term liabilities	43,669	58,174
Derivative liabilities	36,678	45,797
Total liabilities	3,163,205	3,087,876

Equity
Limited partners – common units	1,517,132	1,539,248
Limited partners – preferred units	285,159	285,159
General partner	49,696	50,152
Accumulated other comprehensive income	5,870	4,479
Partners' equity	1,857,857	1,879,038
Non-controlling interest	42,526	52,385
Total equity	1,900,383	1,931,423
Total liabilities and total equity	5,063,588	5,019,299

Teekay LNG Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31,	March 31,
	2018	2017
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(18,559)	33,684
Non-cash items:
Unrealized gain on non-designated derivative instruments	(12,170)	(5,452)
Depreciation and amortization	29,267	26,120
Write-down of vessels	18,662	—
Unrealized foreign currency exchange (gain) loss and other	(3,661)	975
Equity income	(26,724)	(5,887)
Non-cash item included in other (expense) income	53,000	—
Change in operating assets and liabilities	2,355	11,506
Expenditures for dry docking	(3,162)	(5,668)
Net operating cash flow	39,008	55,278
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	115,515	61,424
Scheduled repayments of long-term debt	(25,794)	(25,290)
Prepayments of long-term debt	(147,675)	(18,704)
Financing issuance costs	(2,775)	(585)
Proceeds from financing related to sales and leaseback of vessels	126,273	220,825
Scheduled repayments of obligations related capital leases	(13,506)	(13,485)
Cash distributions paid	(16,917)	(14,086)
Dividends paid to non-controlling interest	—	(658)
Other	—	(571)
Net financing cash flow	35,121	208,870
INVESTING ACTIVITIES
Capital contributions to equity-accounted joint ventures	(20,464)	(77,786)
Return of capital from equity-accounted joint ventures	—	40,320
Proceeds from sale of equity-accounted joint venture	54,438	—
Receipts from direct financing leases	2,367	5,156
Proceeds from sale of vessels	—	20,580
Expenditures for vessels and equipment	(166,610)	(207,489)
Net investing cash flow	(130,269)	(219,219)

(Decrease) increase in cash, cash equivalents and restricted cash	(56,140)	44,929
Cash, cash equivalents and restricted cash, beginning of the period	339,435	243,173
Cash, cash equivalents and restricted cash, end of the period	283,295	288,102

Teekay LNG Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31,
	2018	2017
	(unaudited)	(unaudited)
Net (loss) income – GAAP basis	(18,559)	33,684
Less: Net loss (income) attributable to non-controlling interests	11,665	(4,627)
Net (loss) income attributable to the partners and preferred unitholders	(6,894)	29,057
Add (subtract) specific items affecting net income:
Write-down of vessels(1)	18,662	—
Restructuring charges(2)	1,396	—
Unrealized foreign currency exchange gains(3)	(211)	(52)
Unrealized gains on non-designated and designated derivative instruments and other items from equity–accounted investees(4)	(16,658)	(2,297)
Unrealized gains on non-designated derivative instruments(5)	(12,170)	(5,452)
Interest rate swaption agreements termination	—	(395)
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	(740)	—
Other items(6)	53,274	—
Non-controlling interests’ share of items above(7)	(14,601)	232
Total adjustments	28,952	(7,964)
Adjusted net income attributable to the partners and preferred unitholders	22,058	21,093

(1)	See Note 1 to the Consolidated Statements of (Loss) Income included in this release for further details.

(2)	See Note 2 to the Consolidated Statements of (Loss) Income included in this release for further details.

(3)
Unrealized foreign currency exchange gains primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized (gains) losses on the cross-currency swaps economically hedging the Partnership’s NOK bonds. This amount excludes the realized losses relating to the cross-currency swaps for the NOK bonds. See Note 5 to the Consolidated Statements of (Loss) Income included in this release for further details.

(4)
Reflects the gain on sale by the Partnership of its investment in the Excelsior Joint Venture (which owns one regasification unit), unrealized gains due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, any ineffectiveness for derivative instruments designated as hedges for accounting purposes, and write-down and loss on sale of vessel within the Partnership’s equity-accounted investments. See Note 3 to the Consolidated Statements of (Loss) Income included in this release for further details.

(5)
Reflects the unrealized gains due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes. See Note 4 to the Consolidated Statements of (Loss) Income included in this release for further details.

(6)
Included in other items is the additional tax indemnification guarantee liability, as described in Note 6 to the Consolidated Statements of (Loss) Income included in this release, and deferred income tax expense.

(7)
Items affecting net (loss) income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net (loss) income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of the other specific items affecting net (loss) income listed in the table.

Teekay LNG Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow (DCF)
(in thousands of U.S. Dollars, except units outstanding and per unit data)

	Three Months Ended
	March 31,
	2018	2017
	(unaudited)	(unaudited)

Net (loss) income:	(18,559)	33,684
Add:
Additional tax indemnification guarantee liability(1)	53,000	—
Depreciation and amortization	29,267	26,120
Partnership’s share of equity–accounted joint ventures' DCF net of estimated maintenance capital expenditures(2)	18,726	11,660
Write-down of vessels	18,662	—
Direct finance lease payments received in excess of revenue recognized and other adjustments	2,887	5,227
Distributions relating to equity financing of new buildings	2,421	1,707

Less:
Unrealized foreign currency exchange loss (gain)	(211)	(52)
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	(740)	—
Other non-cash items	(834)	(1,670)
Portion of additional tax indemnification guarantee liability previously recognized in DCF(1)	(3,849)	—
Distributions relating to preferred units	(6,425)	(2,812)
Unrealized gain on non-designated derivative instruments	(12,170)	(5,452)
Estimated maintenance capital expenditures	(14,907)	(12,628)
Equity income	(26,724)	(5,887)
Distributable Cash Flow before Non-controlling interest	40,544	49,897
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(5,203)	(6,670)
Distributable Cash Flow	35,341	43,227
Amount of cash distributions attributable to the General Partner	(228)	(228)
Limited partners' Distributable Cash Flow	35,113	42,999
Weighted-average number of common units outstanding	79,687,499	79,590,153
Distributable Cash Flow per limited partner common unit	0.44	0.54

(1)
See Note 6 to the Consolidated Statements of (Loss) Income included in this release for further details. The additional tax indemnification guarantee liability relates to an up-front benefit on the RasGas II LNG Carriers leasing arrangements that the Teekay Nakilat Joint Venture initially received which is now expected to be repaid to the lessor. From a DCF perspective, the Partnership's application of its 70 percent share of the benefit related to the RasGas II LNG Carriers leasing arrangements had the effect of increasing DCF by a total of $3.8 million from the delivery of these vessels up to March 31, 2018 on a cumulative basis. This was a result of the Partnership adjusting its estimated maintenance capital expenditures on the RasGas II LNG Carriers for the up-front benefit it received and amortizing this benefit over the life of the vessels.

(2)
The estimated maintenance capital expenditures relating to the Partnership’s share of equity-accounted joint ventures were $8.2 million and $7.7 million for the three months ended March 31, 2018 and 2017, respectively.

Teekay LNG Partners L.P.
Appendix C - Supplemental Segment Information
(in thousands of U.S. Dollars)

	Three Months Ended March 31, 2018
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	105,049	10,257	115,306
Voyage expenses	(2,808)	(2,993)	(5,801)
Vessel operating expenses	(24,688)	(3,779)	(28,467)
Depreciation and amortization	(27,221)	(2,046)	(29,267)
General and administrative expenses	(5,787)	(784)	(6,571)
Write-down of vessels	—	(18,662)	(18,662)
Restructuring charges	—	(1,396)	(1,396)
Income (loss) from vessel operations	44,545	(19,403)	25,142

	Three Months Ended March 31, 2017
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	88,947	12,233	101,180
Voyage expenses	(346)	(1,091)	(1,437)
Vessel operating expenses	(18,665)	(4,723)	(23,388)
Depreciation and amortization	(23,220)	(2,900)	(26,120)
General and administrative expenses	(3,380)	(777)	(4,157)
Income from vessel operations	43,336	2,742	46,078

Teekay LNG Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations from Consolidated Vessels
(in thousands of U.S. Dollars)

	Three Months Ended March 31, 2018
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income (loss) from vessel operations (See Appendix C)	44,545	(19,403)	25,142
Depreciation and amortization	27,221	2,046	29,267
Write-down of vessels	—	18,662	18,662
Amortization of in-process contracts included in voyage revenues	(1,155)	(108)	(1,263)
Direct finance lease payments received in excess of revenue recognized and other adjustments	2,887	—	2,887
Realized gain on Toledo Spirit derivative contract	—	309	309
Cash flow from vessel operations from consolidated vessels	73,498	1,506	75,004

	Three Months Ended March 31, 2017
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix C)	43,336	2,742	46,078
Depreciation and amortization	23,220	2,900	26,120
Amortization of in-process contracts included in voyage revenues	—	(278)	(278)
Direct finance lease payments received in excess of revenue recognized	5,227	—	5,227
Realized gain on Toledo Spirit derivative contract	—	15	15
Cash flow from vessel operations from consolidated vessels	71,783	5,379	77,162

Teekay LNG Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations from Equity-Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31, 2018		March 31, 2017
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	140,052	61,964	115,043	51,255
Voyage expenses	(2,561)	(1,283)	(5,343)	(2,734)
Vessel operating expenses and general and administrative expenses	(47,642)	(21,622)	(40,580)	(18,788)
Depreciation and amortization	(25,438)	(12,728)	(25,828)	(12,909)
Loss on sale of vessel	(514)	(257)	—	—
Income from vessel operations of equity-accounted vessels	63,897	26,074	43,292	16,824
Other items, including interest expense, realized and unrealized gain (loss) on derivative instruments	(1,670)	(4,913)	(23,850)	(10,937)
Gain on sale of equity-accounted investment (2)	—	5,563	—	—
Net income / equity income of equity-accounted vessels	62,227	26,724	19,442	5,887

Income from vessel operations of equity-accounted vessels	63,897	26,074	43,292	16,824
Depreciation and amortization	25,438	12,728	25,828	12,909
Loss on sale of vessel	514	257	—	—
Direct finance lease payments received in excess of revenue recognized	12,519	4,488	9,426	3,421
Amortization of in-process revenue contracts	(1,816)	(956)	(2,144)	(1,105)
Cash flow from vessel operations from equity-accounted vessels	100,552	42,591	76,402	32,049

(1)
The Partnership's equity-accounted vessels for the three months ended March 31, 2018 and 2017 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 49 percent ownership interest in the Excalibur Joint Venture, which owns one LNG carrier; the Partnership's 50 percent ownership interest up to January 2018 in the Excelsior Joint Venture, which owns one regasification unit; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the Teekay LNG-Marubeni joint venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 22 vessels, including two newbuildings, as at March 31, 2018, compared to three newbuildings, as at March 31, 2017; the Partnership’s 30 percent ownership interest in two LNG carriers as at March 31, 2018, compared to two LNG carrier newbuildings as at March 31, 2017, and the Partnership's 20 percent ownership interest in two LNG carrier newbuildings for Shell; the Partnership’s 50 percent ownership interest in one ARC7 LNG carrier and five ARC7 LNG carrier newbuildings in the joint venture between the Partnership and China LNG Shipping (Holdings) Limited as at March 31, 2018, compared to six ARC7 LNG carrier newbuildings as at March 31, 2017; and the Partnership's 30 percent ownership interest in Bahrain LNG W.L.L., which owns an LNG receiving and regasification terminal under construction in Bahrain.

(2)	On January 31, 2018, the Partnership sold its 50% ownership interest in the Excelsior Joint Venture, which resulted in gain of $5.6 million for the three months ended March 31, 2018.

Teekay LNG Partners L.P.
Appendix F - Summarized Financial Information of Equity-Accounted Joint Ventures
(in thousands of U.S. Dollars)

	As at March 31, 2018		As at December 31, 2017
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Cash and restricted cash, current and non-current	347,037	150,364	295,148	128,004
Current portion of derivative assets	2,602	1,272	1,594	785
Other current assets	44,839	20,000	53,068	22,661
Vessels and equipment, including vessels related to capital leases	2,072,741	1,056,977	2,202,418	1,133,804
Advances on newbuilding contracts	1,113,993	405,982	1,211,210	450,523
Net investments in direct financing leases, current and non-current	2,565,413	964,899	2,013,759	722,408
Derivative assets	16,206	6,731	4,602	2,259
Other non-current assets	61,482	42,995	86,167	54,060
Total assets	6,224,313	2,649,220	5,867,966	2,514,504

Current portion of long-term debt and obligations related to capital leases	168,143	74,442	162,915	73,975
Current portion of derivative liabilities	17,699	5,873	21,973	7,217
Other current liabilities	109,311	46,289	98,657	43,193
Long-term debt and obligations related to capital leases	3,379,032	1,378,528	3,023,713	1,231,433
Shareholders' loans, current and non-current	368,475	131,449	368,937	131,685
Derivative liabilities	56,992	20,027	73,454	24,235
Other long-term liabilities	70,021	36,184	77,297	39,855
Equity	2,054,640	956,428	2,041,020	962,911
Total liabilities and equity	6,224,313	2,649,220	5,867,966	2,514,504

Investments in equity-accounted joint ventures		956,428		962,911
Advances to equity-accounted joint ventures		131,449		131,685
Investments in and advances to equity-accounted joint ventures		1,087,877		1,094,596

(1)
The Partnership's equity-accounted vessels as at March 31, 2018 and December 31, 2017 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 49 percent ownership interests in the Excalibur Joint Venture, which owns one LNG carrier; the Partnership's 50 percent ownership interest up to January 2018 in the Excelsior Joint Venture, which owns one regasification unit as at December 31, 2017; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the Teekay LNG-Marubeni joint venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 22 vessels, including two newbuildings, as at March 31, 2018, compared to 23 vessels owned and in-chartered including three newbuildings, as at December 31, 2017; the Partnership’s 30 percent ownership interest in two LNG carriers as at March 31, 2018, compared to two LNG carrier newbuildings as at December 31, 2017, and the Partnership's 20 percent ownership interest in two LNG carrier newbuildings for Shell; the Partnership’s 50 percent ownership interest in one ARC7 LNG carrier and five ARC7 LNG carrier newbuildings in the joint venture between the Partnership and China LNG Shipping (Holdings) Limited as at March 31, 2018, compared to six ARC7 LNG carrier newbuildings as at December 31, 2017; and the Partnership's 30 percent ownership interest in Bahrain LNG W.L.L., which owns an LNG receiving and regasification terminal under construction in Bahrain.

Forward-Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the effects of recent and future newbuilding deliveries on the Partnership’s future cash flows and balance sheet leverage; the timing of newbuilding vessel deliveries and the commencement of related contracts; and potential tax indemnification liabilities relating to the Teekay Nakilat Joint Venture. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential shipyard and project construction delays, newbuilding specification changes or cost overruns; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Partnership's fleet; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; the Partnership’s or the Partnership’s joint ventures’ ability to secure or draw on financings for its vessels; the effects on the Teekay Nakilat Joint Venture of HMRC's decision on tax indemnification liabilities and determinations of the lessor under the RasGas II LNG Carriers' leases; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2017. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.